October 29, 2007

Via US Mail and facsimile (212)916-2940

Mr. Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, New York 10036-7311

Re: Ridgewood Electric Power Trust II
        Ridgewood Electric Power Trust III
        Ridgewood Electric Power Trust IV
        Ridgewood Electric Power Trust V
        The Ridgewood Power Growth Fund

Dear Mr. Lawatsch:

        This letter is in response to your October 18, 2007 letter on behalf of the above-referenced Ridgewood Trusts (collectively, the "Trusts") concerning the Trusts' filing delinquency and your proposal on behalf of the Company to bring the company "current" in its reporting obligations. Specifically, you have requested that the staff accept an annual report on Form 10-K for the fiscal year ended December 31, 2006 ("2006 Comprehensive 10-K") that would include information for each of its 2006 quarterly reports that have not been filed. These reports would be filed between December 2007 and February 2008.

        As you noted in your letter to us, the staff granted the Trusts an accommodation in November 2006 to each file a comprehensive Annual Report on Form 10-K for the year ended December 31, 2005 ("2005 Comprehensive 10-K") that would include all delinquent periods up to that date. As of the date of this letter, it appears that only two of the Trusts have filed that report, although you do indicate that the others should be filing their 2005 Comprehensive 10-Ks soon.

        We have evaluated your proposal and are unable to grant the Company any further accommodations with respect to its filing obligation, and would encourage the Company to file all required reports related to past periods, including the unfiled 2005 Comprehensive 10-Ks and each subsequent quarterly and annual report, without delay.

        The staff's conclusion is based solely on the information provided in your letter. If you have any questions concerning this letter, please call me at 202-551-3403.

                                        Sincerely,

                                        Steven Jacobs
                                        Associate Chief Accountant